                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2001

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
              For the transition period from _______ to __________


                         Commission File Number 1-13626

                                   ----------


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                           Horizon Health Corporation
                    Employees Savings and Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Horizon Health Corporation
                             1500 Waters Ridge Drive
                             Lewisville, Texas 75057

HORIZON HEALTH CORPORATION
EMPLOYEES SAVINGS AND PROFIT
SHARING PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2001 AND 2000

HORIZON HEALTH CORPORATION
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN

INDEX
--------------------------------------------------------------------------------

                                                                                                       Page(s)
                                                                                                       -------
Financial Statements:

   Report of Independent Accountants                                                                       2

   Statements of Net Assets Available for Benefits at
     December 31, 2001 and 2000                                                                            3

   Statement of Changes in Net Assets Available for
     Benefits for the Year Ended December 31, 2001                                                         4

   Notes to Financial Statements                                                                         5-9


Supplemental Schedules: *

   Schedule I - Schedule H, Line 4i - Schedule of Assets Held for Investment
     Purposes at End of Year                                                                              10

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                        Report of Independent Accountants


To the Participants and Administrator of the Horizon Health Corporation Employees Savings and Profit Sharing Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Horizon Health Corporation Employees Savings and Profit Sharing Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplementary schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

June 4, 2002

HORIZON HEALTH CORPORATION
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                         DECEMBER 31,
                                                -----------------------------
                                                    2001             2000
                                                -------------   -------------
ASSETS

Investments, at fair value (see Note 3)         $  12,227,783   $  12,257,039
                                                -------------   -------------

Receivables:
    Employer's contributions                          567,884         414,440
    Employees' contributions                          152,123         136,159
    Accrued investment income                           2,151           2,562
                                                -------------   -------------

                                                      722,158         553,161
                                                -------------   -------------

Net assets available for benefits               $  12,949,941   $  12,810,200
                                                =============   =============



   The accompanying notes are an integral part of these financial statements.

HORIZON HEALTH CORPORATION
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

Additions to net assets attributed to:
    Contributions:
      Employer's                                                     $     567,884
      Employees'                                                         2,474,576
                                                                     -------------

                                                                         3,042,460
    Dividends and interest income                                           20,234
                                                                     -------------

        Total additions                                                  3,062,694
                                                                     -------------

Deductions from net assets attributed to:
    Net depreciation in fair value of investments (see Note 3)           1,350,393
    Participant withdrawals                                              1,526,874
    Administrative expenses                                                 45,686
                                                                     -------------

        Total deductions                                                 2,922,953
                                                                     -------------

Net increase                                                               139,741

Net assets available for benefits:
    Beginning of year                                                   12,810,200
                                                                     -------------

    End of year                                                      $  12,949,941
                                                                     =============




   The accompanying notes are an integral part of these financial statements.

HORIZON HEALTH CORPORATION
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         The following description of the Horizon Health Corporation Employees Savings and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

         General

         The Plan is a defined contribution plan covering all eligible employees of Horizon Health Corporation and its subsidiaries (the "Company"). The Plan is subject to the provisions of ERISA.

         The Company is responsible for the general administration of the Plan and for carrying out its provisions. The trustee is responsible for managing the Plan's investment assets. Chase Bank of Texas, N.A. was the Plan trustee until September 30, 2000. Reliance Trust Company is the current Plan trustee (the "Trustee").

         Eligibility and contributions

         An employee who has completed three consecutive months of service, has worked 250 hours and has attained age 21 is eligible to participate as of the effective date of participation. The effective date of participation is defined as the first day of the month following the date eligibility requirements are met.

         An eligible employee may participate in the Plan by executing a salary reduction agreement. A participating employee may reduce eligible salary from 2% to 15% through payroll withholding. Participants may modify their reduction agreement elections four times per year (January 1, April 1, July 1, and October 1).

         The Company may contribute a discretionary matching contribution equal to a percentage of the salary reduction of the participants to the Plan; such percentage being determined each year by the Company. A participant must complete a year of service during the Plan year and be actively employed on the last day of the Plan year to share in the matching contribution. Any matching contribution is allocated to the participant accounts among the available options in the same ratio as the participant's election. During 2001 and 2000, the Company matched 31% and 27.5%, respectively, of the employees' annual contributions to the Plan.

         Upon enrollment in the Plan, a participant may direct their contributions in 1 percent increments to various investment options. However, a participant may not elect to contribute more than 30% to the Horizon Health Corporation common stock.

HORIZON HEALTH CORPORATION
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         For the year ended December 31, 2001, the Plan failed the discrimination test. In order to continue as a qualified plan, the Company will make an additional contribution of $4,700 during 2002. Such amounts contributed to participants are reflected as a receivable on the statement of net assets available for benefits.

         Vesting

         Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company's matching contribution is based on years of continuous service and increases with the accumulation of years of service. For Plan purposes, a vested year of service is attained when the employee has worked at least 1,000 hours during the calendar year. After three years of service, the participant is 20% vested. With the completion of each additional year of service, an additional 20% vesting is added. After seven years of service, the participant is 100% vested. Forfeited nonvested accounts are redistributed at the discretion of the employer.

         Participant notes

         Participants may borrow a minimum of $1,000 up to the lessor of half of their vested account balance or $50,000. The participant loan may not exceed an amount that would require the participant to use 25% of his or her net monthly pay to make the required repayments. Participants may only have one outstanding loan. All participant loans have a fixed repayment period of five years or less. The loans are secured by the balance in the participant's account and bear interest at prime rate, plus one percentage point. Principal and interest are paid ratably through monthly payroll deductions. Interest rates on loans outstanding at December 31, 2001 range from 6% to 10.5%.

         Payment of benefits

         Participants are entitled to receive their benefits under the Plan in the event of retirement, termination of employment, disability or death. At the time a participant is entitled to receive a distribution under the Plan, the Plan administrator will direct the recordkeeper to pay the benefits generally in one lump-sum cash payment. Installment payments are available only to certain specific participants. Generally, whenever a distribution is made to a participant on or before an anniversary date, it may be postponed by the Plan for a period of up to 180 days for administrative convenience. However, unless the employee elects to defer the receipt of benefits, distribution must occur no later than the 60th day after the close of the Plan year in which the latest of the following events occurs: (1) the date on which the participant reaches the age of 65, (2) the 10th anniversary of the year in which the employee became a participant in the Plan, or (3) the date the participant terminated employment.

HORIZON HEALTH CORPORATION
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         Plan expenses

         The Company absorbs certain professional fees and payroll costs associated with plan administration. Costs totaling $42,500 paid by the Company are not reflected in the financial statements of the Plan. All other third-party administrative expenses of the Plan were paid by the Plan and are reflected in the accompanying financial statements.

         Termination priorities

         The Company expects to continue the Plan indefinitely, but reserves the right to, by action of the board, amend, suspend, or terminate the Plan. In the event that the Plan is terminated, the accounts of all participants will become fully vested.

2.       SUMMARY OF ACCOUNTING POLICIES

         Basis of accounting

         The financial statements of the Plan are presented on the accrual basis of accounting.

         Investment valuation and income recognition

         The Plan's investments are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit vales are determined by dividing the fund's net assets at fair value by its units outstanding at valuation dates. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

         Dividend income is accrued on the ex-dividend date. Interest income is accrued as earned.

         The Statement of Changes in Net Assets Available for Benefits presents the net depreciation in the fair value of investments which consists of realized gains and losses and unrealized appreciation/ (depreciation) of investments. Interest and dividend income of the underlying funds are included in realized and unrealized appreciation/(depreciation) of investments.

         Use of estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         Payment of benefits

         Benefits are recorded when paid.

HORIZON HEALTH CORPORATION
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         Risk and uncertainties

         The Plan provides for various investment options in any combination, of specified registered investment companies. The underlying investments held by the registered investment companies may include stock, bonds, fixed income securities, registered investment companies and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

3.       INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                         DECEMBER 31,
                                                -----------------------------
                                                    2001             2000
                                                -------------   -------------
TI Janus Twenty Fund                                2,239,771       2,926,539
TI Mfs Capital Opportunities Fund                   1,110,775       1,637,172
Transamerica Cash Management Fund                   3,332,642       3,242,283
Transamerica Value Fund                             1,851,761       2,148,011
Transamerica Small Company Fund                       765,118              --
TI Aim International Equity Fund                      639,259              --


         During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,350,393 as follows:

Registered investment companies                                $  (1,720,712)
Common stock                                                         370,319
                                                               -------------

                                                               $  (1,350,393)
                                                               =============


4.       TAX STATUS

         Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code ("IRC") and, therefore, that the trust is exempt from taxation under section 501(a). The Company adopted a Prototype Standardized Profit Sharing Plan with a cash or deferral arrangement which received a favorable opinion letter from the IRS on July 15, 1999 which stated that the Plan and related trust are designated in accordance with applicable sections of the IRC. Although the Plan has been amended since July 15, 1999, the Company believes that the Plan and its underlying trust are designed and continue to be operated within the terms of the Prototype Standardized Profit Sharing Plan and the applicable requirements of the IRC, and that the Plan remains qualified under the applicable provisions of the IRC.

HORIZON HEALTH CORPORATION
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                  DECEMBER 31,
                                                          -----------------------------
                                                              2001            2000
                                                          -------------   -------------
Net assets available for benefits per the
    financial statements                                  $  12,949,941   $  12,810,200
Amounts allocated to withdrawing participants                        --         (49,088)
                                                          -------------   -------------

Net assets available for benefits per Form 5500           $  12,949,941   $  12,761,112
                                                          =============   =============

         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                                         2001
                                                                    -------------
Benefits paid to participants per the financial statements          $   1,526,874
Less:  Amounts allocated to withdrawing
    participants at December 31, 2000                                     (49,088)
                                                                    -------------

                                                                    $   1,477,786
                                                                    =============

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits claims that have been processed and approved for payment prior to December 31, but not paid as of that date.

6.       Subsequent Event

         On January 16, 2002, the Board of Directors approved the following changes to the Plan: the annual individual 401(k) deferral limit shall be increased from 15% of pay to 25%; the vesting schedule for matching contributions shall be changed from the current 20% per year beginning with three years of service to 25% per year beginning with two years of service; the Plan shall permit "catch-up" contributions by individuals who have attained the age of 50 on or after January 1, 2002; the age requirement for participation shall be reduced from age 21 to age 18; the only form of distributions to participants or beneficiaries shall be lump sum distributions, in determining whether a participant's account balance does or does not exceed $5,000 for mandatory distribution purposes; rollover contributions shall be disregarded; and in the case of a hardship distribution, the participant shall be suspended from a participation for only six months, not twelve.

         In addition, the Company completed a business combination with Acorn Behavioral Management Corporation (Acorn) in 1997. Effective January 28, 2002, the assets of the Acorn 401(k) Plan were merged into the Company's Plan.

HORIZON HEALTH CORPORATION                                            SCHEDULE I
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT
PURPOSES AT END OF YEAR
PLAN 001, EIN 75-2293354
--------------------------------------------------------------------------------

 *   TI Aim International Equity Fund                                                        $  639,259
 *   Horizon Health Corporation Stock                                                           448,583
 *   TI Invesco Technology Fund                                                                 438,795
 *   TI Janus Twenty Fund                                                                     2,239,771
 *   TI MFS Capital Opportunities Fund                                                        1,110,775
 *   TI Putnam Vista Fund                                                                       259,532
 *   Transamerica Balance Fund                                                                  197,171
 *   Transamerica Bond Fund                                                                     212,325
 *   Transamerica Cash Management Fund                                                        3,332,642
 *   Transamerica Equity Index Fund                                                             269,611
 *   Transamerica High Yield Bond Fund                                                          245,473
 *   Transamerica Small Company Fund                                                            765,118
 *   Transamerica Value Fund                                                                  1,851,761
 *   Participant Notes (with interest rates from 6% to 10.5%,
        maturing through 2007)                                                                  216,967
                                                                                      -----------------

                                                                                           $ 12,227,783
                                                                                      =================

         * party in interest

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    HORIZON HEALTH CORPORATION EMPLOYEES
                                    SAVINGS AND PROFIT SHARING PLAN



                                    By: /s/ Ronald C. Drabik
                                        ----------------------------------------
                                        Ronald C. Drabik
                                        Senior Vice President - Finance
                                        and Administration
                                        Horizon Health Corporation



Date: June 10, 2002

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER          DESCRIPTION
------          -----------
23              Consent of Independent Public Accountants